Convergex Execution Solutions LLC

Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$ 34,758,535
Cash and securities segregated in compliance with federal regulations and other restricted deposits	71,181,896
Receivables from brokers, dealers and clearing organizations, net of allowance of $126,769	419,194,976
Deposits with clearing organizations	65,104,075
Receivables from customers, net of allowance of $1,651,706	34,382,327
Fixed assets, at cost, net of accumulated depreciation and amortization of $58,873,549	22,217,432
Other assets	7,250,424
Total assets	$ 654,089,665

Liabilities and member's equity

Liabilities:

Due to banks	$ 212,599
Payables to brokers, dealers and clearing organizations	446,920,945
Payables to customers	13,092,353
Accrued compensation and other liabilities	57,698,174
	517,924,071
Subordinated liabilities	10,000,000
Total liabilities	527,924,071
Member's equity	126,165,594
Total liabilities and member's equity	$ 654,089,665

The accompanying notes are an integral part of this statement of financial condition.